SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31670; 812-14275]

TCP Capital Corp., et al.; Notice of Application

June 15, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 (the "Act") for an exemption from sections 18(a) and 61(a) of the

Act.

Applicants: TCP Capital Corp. (the "Holding Company"), Special Value Continuation

Partners, LP (the "Operating Company" and, together with the Holding Company, the

"Company"), Tennenbaum Capital Partners, LLC ("TCPC Advisor"), TCPC SBIC, LP

("TCPC SBIC") and TCPC SBIC GP, LLC ("General Partner").

Summary of the Application: The Company requests an order to permit it to adhere to a

modified asset coverage requirement.

Filing Dates: The application was filed February 7, 2014, and amended on July 7, 2014,

December 4, 2014, March 4, 2015, May 7, 2015, and June 5, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on July 10, 2015, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under

the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Howard M. Levkowitz, Chief Executive

Officer, TCP Capital Corp., 2951 28th Street, Suite 1000, Santa Monica, California

90405.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773,

or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Holding Company is a Delaware corporation. The Operating

Company is a Delaware limited partnership. Each is an externally managed,

non-diversified, closed-end management investment company that has elected to be

treated as a business development company ("BDC") under the Act.[1] The Holding

Company is a holding company with no direct operations, and currently its only business

and sole asset is its ownership of all of the common limited partner interests in the

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

Operating Company, which represents approximately 100% of the common equity and 86.1% of the combined common and preferred equity interests of the Operating Company as of December 31, 2014.[2] The Holding Company's ownership percentage of the Operating Company will not decrease from its current level.[3] The investment objective of the Company is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection.

2.   TCPC SBIC, a Delaware limited partnership, is a small business investment company ("SBIC") licensed by the Small Business Administration ("SBA") to operate under the Small Business Investment Act of 1958 ("SBIA"). TCPC SBIC is excluded from the definition of investment company by section 3(c)(7) of the Act. The Operating Company is the sole limited partner of TCPC SBIC and owns more than 95% of the outstanding voting securities of TCPC SBIC consistent with the definition of "wholly-owned subsidiary" contained in section 2(a)(43) of the Act. The General Partner, a Delaware limited liability company, is the sole general partner of TCPC SBIC. The Operating Company is the sole member of the General Partner.

3.   TCPC Advisor, a Delaware limited liability company, is the investment adviser to the Company. TCPC Advisor is registered under the Investment Advisers Act

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[2] In addition to common limited partnership interests, at December 31, 2014, the Operating Company had 6,700 Series A preferred limited partner interests ("Preferred Interests") issued and outstanding with a liquidation preference of $20,000 per Preferred Interest. Per a conversation between the Holding Company's counsel and the staff of the Division of Investment Management on or about April 27, 2011, the Applicants are relying on New Mountain Finance Corporation, SEC No-Action Letter (April 27, 2011) for the Holding Company and the Operating Company to operate as BDCs under the two-tier structure described above.

[3] There are no significant ways compliance with the Act differs under this structure wherein the Holding Company owns 86.1% of the Operating Company, than a structure wherein the Operating Company were a wholly-owned subsidiary of the Holding Company. The Preferred Interests will be subject to mandatory redemption on July 31, 2016. Once the Preferred Interests are redeemed, the Operating Company will be a wholly-owned subsidiary of the Holding Company.

of 1940. Subject to the overall supervision of the General Partner, TCPC Advisor will also serve as the investment manager to TCPC SBIC and to any other SBIC Subsidiaries (as defined below).

Applicants' Legal Analysis:

1.   The Company requests an exemption pursuant to section 6(c) of the Act from the provisions of sections 18(a) and 61(a) of the Act to permit it to adhere to a modified asset coverage requirement with respect to any direct or indirect wholly-owned subsidiary of the Operating Company or the Holding Company that is licensed by the SBA to operate under the SBIA as an SBIC and relies on section 3(c)(7) for an exemption from the definition of "investment company" under the Act (each, an "SBIC Subsidiary").[4] Applicants state that companies operating under the SBIA, such as an SBIC Subsidiary, are subject to the SBA's substantial regulation of permissible leverage in their capital structure.

2.   Section 18(a) of the Act prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer unless the company complies with the asset coverage requirements set forth in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with certain modifications. Section 18(k) exempts an investment company operating as an SBIC from the asset coverage requirements for senior securities representing indebtedness that are contained in section 18(a)(1)(A) and (B).

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[4] All existing entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that may rely on the order in the future will comply with the terms and condition of the order.

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3.	Applicants state that the Company may be required to comply with the asset coverage requirements of section 18(a) (as modified by section 61(a)) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by TCPC SBIC or another SBIC Subsidiary. Applicants state that applying section 18(a) (as modified by section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets and any liabilities held directly either by itself, by TCPC SBIC, or by another SBIC Subsidiary. Accordingly, the Company requests an order under section 6(c) of the Act exempting the Company from the provisions of section 18(a) (as modified by section 61(a)), such that senior securities issued by each SBIC Subsidiary that would be excluded from the SBIC Subsidiary's asset coverage ratio by section 18(k) if it were itself a BDC would also be excluded from the Company's consolidated asset coverage ratio.

4.	Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief satisfies the section 6(c) standard. Applicants contend that, because the SBIC Subsidiary would be entitled to rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of that exemption to the Company.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

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The Company will not itself issue or sell any senior security and the Company will not cause or permit TCPC SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, TCPC SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, TCPC SBIC or any other SBIC Subsidiary, the Company, individually and on a consolidated basis, shall have the asset coverage required by section 18(a) (as modified by section 61(a)). In determining whether the Company, TCPC SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by section 18(a) (as modified by section 61(a)), any senior securities representing indebtedness of an SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities but only if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary